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                                                                   Exhibit 3.7


                            CERTIFICATE OF AMENDMENT
                                       OF
                      RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                                VARIAGENICS, INC.
                             Pursuant to Section 242
                        of the General Corporation Law of
                              THE STATE OF DELAWARE

         Variagenics, Inc. (hereinafter called the "Corporation"), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

         At a meeting of the Board of Directors of the Corporation a resolution was duly adopted, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware, and written notice of such consent has been given to all stockholders who have not consented in writing to said amendment. The resolution setting forth the amendment is as follows:

         RESOLVED: That the first paragraph of Article FOURTH of the Restated Certificate of Incorporation of the Corporation as filed on September 9, 1997 as amended on December 18, 1998, July 30, 1999, and March 6, 2000 be and hereby is deleted and the following first paragraph of Article FOURTH is inserted in lieu thereof:

         "FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) Twenty-Five Million (25,000,000) shares of Common Stock, $.0l par value per share ("Common Stock"), and (ii) Thirteen Million Six Hundred Fifty-Three Thousand Seven Hundred Seventy-Six (13,653,776) shares of Preferred Stock, $.01 par value per share ("Preferred Stock"), of which Five Hundred Three Thousand Seven Hundred Eighty-Seven (503,787) shares have been designated Series A Convertible Preferred Stock, and One Million Eight Hundred Eighty-Three Thousand Five Hundred Forty-Nine (1,883,549) shares have been designated Series B Convertible Preferred Stock, Seventy-Seven Thousand Five Hundred Nineteen (77,519) shares have been designated Series C Convertible Preferred Stock, Three Hundred Twenty Thousand (320,000) shares have been designated Series D Convertible Preferred Stock, Four Million Six Hundred Forty-Eight Thousand Seven Hundred Eighty-Nine (4,648,789) shares have been designated Series E Convertible Preferred Stock, Two Million Two Hundred Ninety-Eight Thousand Five Hundred Sixty-Four (2,298,564) shares have been designated Series E-2 Convertible Preferred Stock, and Three Million Nine Hundred Twenty-One Thousand Five Hundred Sixty-Eight (3,921,568) shares have been designated Series F Convertible Preferred Stock. Upon the filing of this

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Certificate of Amendment, each share of Common Stock of the Corporation issued and outstanding or held in the treasury of the Corporation shall be reclassified and changed into 1.1895 fully paid and nonassessable shares of Common Stock; provided, however, that the Corporation shall issue no fractional shares of Common Stock, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of such fractional share."







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         Signed this     day of                     , 2000.


                                            VARIAGENICS, INC.



                                            By:
                                               --------------------------------
                                            Taylor J. Crouch, President


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